Exhibit 12.2

RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERENCE SECURITIES DIVIDENDS

	Nine months ended September 30,
	2005(1)	2004
Fixed Charges:
Interest expense	$1,139,285	$788,589
Preference securities dividends	474,602	474,770

	1,613,887	1,263,359

Earnings:
Income (loss) before income taxes	(40,104,802)	9,366,577
Plus: fixed charges	1,613,887	1,263,359
Preference securities dividends	(474,602)	(474,770)

	$(38,965,517)	$10,155,166

Ratio of Earnings to Fixed Charges and Preference Securities Dividends	—	8.04

(1)	The deficiency of earnings necessary to cover fixed charges and preference securities dividends for the nine months ended September 30, 2005 was $38,965,517.